Exhibit 21.1

SUBSIDIARIES OF ULTRATREX INC.

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
Ultratrex Asia Pacific Pte. Ltd.	Singapore	July 3, 2024	100%
Ultratrex Machinary Sdn. Bhd.	Malaysia	September 17, 2008	100%
PT Ultratrex Indonesia	Indonesia	August 23, 2010	99.0%
PT Ultratrex Machinery Indonesia	Indonesia	October 20, 2022	99.0%
Ultratrex Co., Ltd	Japan	January 27, 2015	100%